Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Ginkgo Bioworks Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

37611X100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37611X100	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Thomas Knight
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,671,479
	6	Shared Voting Power 63,411,573
	7	Sole Dispositive Power 11,671,479
	8	Shared Dispositive Power 63,411,573

9	Aggregate Amount Beneficially Owned by Each Reporting Person 75,083,052
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person IN

CUSIP No. 37611X100	Schedule 13G	Page 2 of 5

ITEM 1.       (a)     Name of Issuer:

Ginkgo Bioworks Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

27 Drydock Avenue, 8th Floor, Boston, MA 02210.

ITEM 2.       (a)     Name of Person Filing:

Thomas Knight (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Ginkgo Bioworks Holdings, Inc., 27 Drydock Avenue, 8th Floor, Boston, MA 02210.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

37611X100

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 1,310,783,159 shares of Class A Common Stock outstanding as of November 8, 2021.

•	Amount beneficially owned: 75,083,052

•	Percent of Class: 5.7%

CUSIP No. 37611X100	Schedule 13G	Page 3 of 5

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 11,671,479

•	Shared power to vote: 63,411,573

•	Sole power to dispose or direct the disposition of: 11,671,479

•	Shared power to dispose or direct the disposition of: 63,411,573

The share amount reported herein consists of (i) 2,699,296 shares of Class A Common Stock held of record by the Reporting Person; (ii) 8,972,183 shares of Class B common stock, $0.0001 per share, of the Issuer (the “Class B Common Stock”) held of record by the Reporting Person; (iii) 6,995,255 shares of Class A Common Stock held of record by the Knight Family Trust dated August 20, 2019; (iv) 47,423,785 shares of Class A Common Stock held of record by the Thomas F. Knight, Jr., Trustee of The Thomas F. Knight Jr. Grantor Retained Annuity Trust or his/her successor in trust; and (v) 8,992,533 shares of Class A Common Stock held of record by the Thomas F. Knight Jr. Grantor Retained Annuity Trust (2) dated December 16, 2020. The Reporting Person serves as co-trustee for the Thomas F. Knight, Jr., Trustee of The Thomas F. Knight Jr. Grantor Retained Annuity Trust or his/her successor in trust and the Thomas F. Knight Jr. Grantor Retained Annuity Trust (2) dated December 16, 2020, and the Reporting Person’s spouse serves as co-trustee for the Knight Family Trust dated August 20, 2019. As such, the Reporting Person may be deemed to share beneficial ownership over the shares held of record by each of the trusts. The shares of Class B Common Stock may be redeemed by the holder at any time for shares of Class A Common Stock on a one-to-one basis.

In addition, the share amount reported herein reflects a charitable donation of 100,000 shares of Class A Common Stock made in December 2021 by the Reporting Person.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 37611X100	Schedule 13G	Page 4 of 5

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 37611X100	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

By:	/s/ Thomas Knight
Name:	Thomas Knight